Exhibit 99.1

Gorilla Technology Group Appoints Dr. Evan Medeiros to Board of Directors

Former Top Advisor to President Obama on Asia-Pacific Brings International Expertise as Company Pursues Globalization Strategy

TAIPEI, Taiwan and NEW YORK, Jan. 9, 2023 – Gorilla Technology Group Inc. (“Gorilla”) (NASDAQ: GRRR), a global provider of AI based edge video analytics, IoT technologies, and cybersecurity, today announced Dr. Evan Medeiros has joined the company’s Board of Directors, effective today. Gorilla also announced that Tomoyuki Nii has resigned from the Board of Directors.

Dr. Medeiros is a renowned expert in international politics and business. A former White House senior advisor to President Obama, he is currently the Penner Family Chair in Asia Studies at Georgetown University’s School of Foreign Service. His research and teaching focuses on the international politics of East Asia, U.S.-China relations and China’s foreign and national security policies.

“I can’t overstate how significant it is to add someone of Evan Medeiros’ stature and expertise to our Board at this critical moment in the company’s growth,” said Gorilla Chairman and CEO Jay Chandan. “I am confident that his advice and guidance will help steward this next stage of rapid growth, as we continue to execute on our globalization strategy.

“I also want to express our gratitude to Tomoyuki Nii for serving on our Board and for his invaluable advice and contributions,” added Chandan.

Dr. Medeiros served for six years on the staff of the National Security Council as Director for China, Taiwan and Mongolia before serving as Special Assistant to the President and Senior Director for Asia. He was President Obama’s top advisor on Asia-Pacific and was responsible for coordinating U.S. policy toward the region across diplomacy, defense, economics and intelligence, including all aspects of U.S.-China relations.

Prior to joining the White House, he served as a senior political scientist at the RAND Corporation and also served in the US Treasury Department as a policy advisor to Secretary of the Treasury Henry Paulson. He holds master’s degrees from the University of Cambridge (International Relations) and SOAS London (China Studies) and a Ph.D. in International Relations from the London School of Economics and Political Science.

“I am honored to join Gorilla and look forward to working with Jay and his excellent team. I am impressed with the company’s technology, leadership and vision and excited to help leverage its global opportunities,” said Dr. Medeiros.

About Gorilla Technology Group Inc.

Gorilla, headquartered in Taipei, Taiwan, is a global solution provider in security intelligence, network intelligence, business intelligence and IoT technology. Gorilla develops a wide range of solutions including Smart Cities, Smart Retail, Enterprise Security, and Smart Media. In addition, Gorilla provides a complete Security Convergence Platform to government institutions, telecom companies and private enterprises with network surveillance and cyber security.

Gorilla places an emphasis on offering leading technology, expert service, and precise delivery, and ensuring top-of-the-line, intelligent and strong edge AI solutions that enable clients to improve operational performance and efficiency. With continuous core technology development, Gorilla will deliver edge AI solutions to managed service providers, distributors, system integrators, and hardware manufacturers.

Gorilla-Technology.com

No Offering of Securities

This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This press release contains forward-looking statements, which are based on estimates, assumptions, and expectations. Actual results and performance could differ materially and adversely from those expressed or implied in forward-looking statements. Gorilla does not undertake any obligation to update any forward-looking statements, except as required by law.

Contact:

Jeff Fox

The Blueshirt Group for Gorilla

415-828-8298

jeff@blueshirtgroup.com